News

FOR IMMEDIATE RELEASE

Bank of Montreal to Redeem Class B Preferred Shares Series 3

TORONTO, August 24, 2004 — Bank of Montreal today announced that on September 30, 2004, it will redeem all of its Class B Preferred Shares Series 3. The redemption price, as provided for in the terms of the issue, is $25.50 per share, together with declared and unpaid dividends. As the normal quarterly dividend would have been due on November 25,2004, the Bank has declared a dividend for the period from August 25, 2004 to September 30, 2004 of $0.13573 per Series 3 share which will be paid in addition to the $25.50 redemption amount for a total of $25.63573 per share.

Formal notice will be issued to shareholders in accordance with the share conditions. The redemption of the Series 3 shares has been approved by the Office of the Superintendent of Financial Institutions and is part of the Bank’s ongoing management of its Tier 1 capital.

Established in 1817 as Bank of Montreal, BMO Financial Group (TSX, NYSE: BMO) is a highly diversified North American financial services organization. BMO serves clients across Canada and the United States through its Canadian retail arm BMO Bank of Montreal; BMO Nesbitt Burns, one of Canada’s leading full-service investment firms; and through Chicago-based Harris, an integrated financial services organization that provides personal, business, corporate and institutional clients with a full range of banking, lending, investing and financial management solutions.

Contacts:
Media Relations
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1101

Investor Relations
Susan Payne, Senior Vice-President, susan.payne@bmo.com, 416-867-6656
Steven Bonin, Director, steven.bonin@bmo.com, 416-867-5452

Internet: www.bmo.com